

June 30, 2022

W. Mark Tatterson
Chief Financial Officer
United Bankshares, Inc./WV
514 Market Street
Parkersburg, WV 26102

>   **Re: United Bankshares Inc./WV**
>   **Form 10-K for the Fiscal Year Ended December 31, 2021**
>   **Filed March 1, 2022**
>   **File No. 002-86947**

Dear Mr. Tatterson:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Finance